Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

CONFIDENTIAL TREATMENT REQUESTED

BY JFROG LTD.: JFROG-0005

August 31, 2020

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT HAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*****].”

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo

Jeffrey Kauten

Kathleen Collins

Joyce Sweeney

Re:	JFrog Ltd.

Registration Statement on Form S-1

Registration Statement No. 333-248271

Request for Confidential Treatment

Ladies and Gentlemen:

On behalf of our client, JFrog Ltd. (“JFrog” or the “Company”), we submit this letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-248271) (the “Registration Statement”). This letter supplements the Company’s responses to comment number 11 received from the Staff by letter dated March 5, 2020 (the “March Response”) and comment number 3 received from the Staff by letter dated August 13, 2020 (the “August Response” and, together with the March Response, the “Prior Responses”), each relating to the Registration Statement. The Prior Responses set forth a breakdown of all share options granted by the Company in fiscal year 2019 through July 31, 2020 as well as the fair value of the underlying ordinary shares used to value such awards, as determined by the Company’s board of directors (the “Board”).

AUSTIN      BEIJING      BOSTON      BRUSSELS      HONG KONG      LONDON      LOS ANGELES      NEW YORK      PALO ALTO

SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
August 31, 2020	BY JFROG LTD.: JFROG-0005

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

Preliminary IPO Price Range

The Company supplementally advises the Staff that on August 24, 2020 (the “Initial Range Date”), representatives from Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, and BofA Securities, Inc., the lead underwriters for the Company’s initial public offering (“IPO”), on behalf of the underwriters, formally advised the Company that, based on then-current market conditions, the Company’s financial condition and prospects and recent public offerings of other comparable companies, it anticipated that the underwriters would recommend to the Company a preliminary price range of $[*****] to $[*****] per share (the “Preliminary Price Range”), resulting in a midpoint of the Preliminary Price Range of $[*****] per share (the “Midpoint Price”). Prior to August 24, 2020, the Company had not held formal discussions with the underwriters regarding a preliminary price range. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s ordinary shares and assumes a successful IPO, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, as set forth in the discussion below.

The Company advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters. This valuation process is expected to occur shortly before the printing of the preliminary prospectus for the commencement of the roadshow for the Company’s IPO. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors including, but not limited to, then-current market conditions and subsequent business, market, and other developments affecting the Company. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to distribution of any preliminary prospectus to potential investors. We are providing this information to you supplementally to facilitate the Staff’s review of the Company’s fair value determinations.

Historical Fair Value Determination and Methodology

As discussed in the Registration Statement and in the Prior Responses, the Company accounts for share-based compensation expense related to share-based awards based on the estimated fair value of the award on the grant date using the Black-Scholes option-pricing model. As described in the Registration Statement, this model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary

CONFIDENTIAL TREATMENT REQUESTED BY JFROG LTD. PURSUANT TO 17 C.F.R. §200.83

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
August 31, 2020	BY JFROG LTD.: JFROG-0005

shares. The Prior Responses set forth a breakdown of all equity awards granted by the Company in fiscal year 2019 through July 31, 2020 as well as the fair value of the underlying ordinary shares used to value such awards, as determined by the Board. The Company respectfully refers the Staff to the Prior Responses for a discussion of the determination of the fair market value per share of the Company’s ordinary shares for financial reporting purposes by the Board for fiscal year 2019 through July 31, 2020, including a full description of the valuation methods used, including the probability-weighted expected return method (“PWERM”) and the Public Company Market Multiple Method (“PCMMM”) of the market approach, the application of a discount for lack of marketability (“DLOM”) and the other key considerations of the Board. An updated discussion of the determinations for the July 2020 option grants is set forth below.

Valuation of July 2020 Grants

As previously communicated in the August Response, the Company and a third-party valuation firm performed a valuation of the Company’s ordinary shares as of June 30, 2020, which determined a fair value of $20.61 per ordinary share (the “June 2020 Valuation”). The Company respectfully refers the Staff to the August Letter for a discussion of the determination of the fair market value per share of the Company’s ordinary shares as of June 30, 2020.

The Company and a third-party valuation firm subsequently performed an updated valuation report dated as of July 29, 2020, which provided for a fair value per share of the Company’s ordinary shares of $23.00. The Company granted options to purchase 1,343,355 ordinary shares on July 29, 2020 with an exercise price of $23.00 per share based on such valuation report (the “July 2020 Grants”). For financial reporting purposes in connection with the IPO process and due to the proximity of the July 2020 Grants to the determination of the Preliminary Price Range, the Company intends to retrospectively assess the fair value of the Company’s ordinary shares in connection with such grants using a straight-line methodology from the June 2020 Valuation through the midpoint of the actual indicative price range disclosed on the cover of the Company’s preliminary prospectus (including any amendments thereto). The Company believes that the straight-line methodology provides the most reasonable basis for the valuation of its ordinary shares because the Company did not identify any single event that occurred during the period between valuation dates that would have caused a material change in fair value at the grant date.

Based on the retrospective valuation, the Company will revise the subsequent events footnote in an amendment to its Registration Statement to reflect the aggregate amount of share-based compensation expense for those awards issued after June 30, 2020, which is expected to be recognized over a weighted-average requisite service period of approximately five years.

Determination of Preliminary IPO Price Range

As noted above, the Preliminary Price Range is $[*****] to $[*****] per share. The Preliminary Price Range was determined based, in large part, on discussions among the senior management of the Company, the Board, and representatives of the lead underwriters that took place on August 24, 2020. In addition, the Preliminary Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of public companies at a similar stage of development; (b) a comparison of valuations for comparable issuers in the Company’s industry at the time of their respective IPOs; and (c) a current analysis of the public equity market by the underwriters for the offering.

CONFIDENTIAL TREATMENT REQUESTED BY JFROG LTD. PURSUANT TO 17 C.F.R. §200.83

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
August 31, 2020	BY JFROG LTD.: JFROG-0005

The primary factors that account for the increase of the Preliminary Price Range relative to the June 30, 2020 estimated fair value are set forth below.

Valuation Methodology

The valuation methodology applied to the Preliminary Price Range assumes a successful IPO in September 2020 with no weighting placed on any other outcome of the Company, such as an acquisition or remaining private prior to undergoing a liquidity event at a later date. Therefore, the Preliminary Price Range effectively weighs a near-term IPO outcome at 100%. In addition, it assumes that a public market for the Company’s ordinary shares has been created, thereby excluding a DLOM inherent in the Company’s ordinary shares. In contrast, the June 2020 Valuation Report considered three scenarios — (1) an IPO on/around [*****] with a probability of [*****], (2) an IPO on/around [*****], with a probability of [*****], and (3) remaining a private company prior to undergoing a liquidity event on/around June 2022, with a probability of [*****]. Both IPO scenarios derived an estimate of the Company’s equity value upon IPO based on the PCMMM of the market approach and Company management’s expectations regarding IPO values at the expected timeframes. The remaining a private company scenario derived an estimate of the Company’s equity value using a combination of the PCMMM and the income approach. Other key assumptions used in the PWERM were a discount rate of 14.5% applied to all three scenarios, and the application of a DLOM of 10.0%, 20.0%, and 27.5% applied to scenarios (1), (2), and (3), respectively. Further, the June 2020 Valuation Report utilized a quantitative methodology to determine the fair value of the Company’s ordinary shares, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price they are willing to pay in an IPO.

Further, the holders of the Company’s convertible preferred shares currently enjoy substantial economic rights and preferences over the holders of ordinary shares, including the right to receive both liquidation payments in preference to holders of ordinary shares and dividends, if declared, prior to any dividends declared or paid on any shares of the Company’s ordinary shares. The Preliminary Price Range assumes the conversion of all of the Company’s convertible preferred shares into ordinary shares immediately prior to the completion of the IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred shares results in a higher valuation for the ordinary shares.

Lastly, given the proximity to the completion of the IPO, the Preliminary Price Range assumes a successful IPO, which would provide the Company with proceeds that substantially strengthen the Company’s balance sheet, as well as provide the Company with access to the U.S. public company equity and debt markets.

Market Conditions

The valuation considerations for estimating the Preliminary Price Range were informed by current conditions in the U.S. equity markets, which are currently trading at near-record levels, despite recent volatility due to the impact of the COVID-19 pandemic, political uncertainty in advance of the November 2020 U.S. elections, corporate earnings, Federal Reserve rate pronouncements, and global trade debates. For example, the Nasdaq Composite index improved by 13% from June 30, 2020 to August 24, 2020.

CONFIDENTIAL TREATMENT REQUESTED BY JFROG LTD. PURSUANT TO 17 C.F.R. §200.83

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
August 31, 2020	BY JFROG LTD.: JFROG-0005

In addition, a significant number of technology companies have either completed IPOs or made public filings related to expected IPOs. Further, software IPOs in the past month have experienced significant first day price increases. On August 5, 2020, BigCommerce Holdings stock increased 201.1% from its offer price in its first day of trading. On August 14, 2020, Duck Creek Technologies stock increased 48.1% from its offer price in its first day of trading. These market trends suggest a potentially favorable market for companies similar to the Company in executing and completing IPOs.

Conclusion

As detailed in the Registration Statement and based on the above analysis, the Company respectfully submits to the Staff that it has fully complied with the applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company advises the Staff that the Company intends to use the midpoint of the indicative price range disclosed on the cover of the Company’s preliminary prospectus to value for financial reporting purposes any additional equity awards granted after the Initial Range Date until the time that there is a public market for its ordinary shares.

* * * *

Please indicate receipt of this request for confidential treatment by date stamping the enclosed copy of the first page of this letter and returning it in the envelope provided.

Please contact me at (650) 565-3765 or aspinner@wsgr.com, or my colleague, Jeffrey D. Saper, at (650) 320-4626 or jsaper@wsgr.com if you have any questions regarding the foregoing. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Allison B. Spinner
Allison B. Spinner

CONFIDENTIAL TREATMENT REQUESTED BY JFROG LTD. PURSUANT TO 17 C.F.R. §200.83

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
August 31, 2020	BY JFROG LTD.: JFROG-0005

Enclosures

cc:	Shlomi Ben Haim, JFrog Ltd.

Jacob Shulman, JFrog Ltd.

Eyal Ben David, JFrog Ltd.

Jeffrey J. Saper, Wilson Sonsini Goodrich & Rosati, P.C.

Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.

Mark V. Roeder, Latham & Watkins LLP

Brian D. Paulson, Latham & Watkins LLP

Joshua G. Kiernan, Latham & Watkins LLP

Yair Nagar, Kost Forer Gabbay & Kasierer-Ernst & Young Israel

CONFIDENTIAL TREATMENT REQUESTED BY JFROG LTD. PURSUANT TO 17 C.F.R. §200.83